

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

William Toler
Chief Executive Officer
HYDROFARM HOLDINGS GROUP, INC.
290 Canal Road
Fairless Hills, Pennsylvania 19030

   Re: HYDROFARM HOLDINGS GROUP, INC.
    Draft Registration Statement on Form S-1
    Submitted April 2, 2021
    CIK No. 0001695295

Dear Mr. Toler:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Taylor Beech at 202-551-4515 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Kenneth Koch, Esq.